
05007439



The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

14th April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL
RECEIVED
PROCESSING
APR 18 2005
WASH, D.C.
202
SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	New Banking Facilities
Released	11:22 14-Apr-05
Number	0516L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:0516L
Morgan Crucible Co PLC
14 April 2005


SEC MAIL
PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

14th April 2005

New Banking Facilities

The Morgan Crucible Company plc ("Morgan") announces that it has recently signed a new US$350 million 5-year committed multicurrency revolving credit facility. This will replace a number of existing shorter-dated and more expensive facilities, thereby extending the maturity of the group's debt, and reducing cost. The facility was self-arranged by Morgan and was provided by a core of seven banks.

Commenting on the refinancing, Mark Robertshaw, Chief Financial Officer, said:

"Taking account of the new facilities and the existing Private Placement notes, Morgan now has ample headroom for the foreseeable future."

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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